SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) in addition to the Market Announcement of July 12, 2018, hereby informs its shareholders and the market in general that the decision of suspension of injunction No. 0007573-67.2018.4.02.0000 was pronounced by the President of the Federal Regional Court of the 2nd Region, suspending the effects of the injunction rendered in Process No. 0076545-15.2018.4.02.5101 (2018.51.01.076545-3) in relation to the bidding process of the Eletrobras distributiion companies: Companhia Boa Vista Energia SA, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia.

Due to the rendered decision by the Federal Regional Court of the 2nd Region, the BNDES disclosed, on this date, the Notice of Resumption, rendering null the Relevant Notice No. 2 of July 12, 2018, with the consequent resumption of Auction No. 2/2018-PPI/PND, which deals:

1- The maintenance of the original schedule of the privatization announcement of the electric energy distribution companies controlled by Eletrobras in relation to Companhia Energética do Piauí, with changes that can be verified on the BNDES website at www.bndes.gov.br.

2- For the Centrais Elétricas de Rondônia, Companhia de Eletricidade do Acre, Boa Vista Energia S.A and Amazonas Distribuidora de Energia S.A, a new schedule will be announced, pursuant to subitem 9.2 of the notice of privatization of the electricity distribution companies controlled by Eletrobras, so that the auction will be held on August 30, 2018.

With regard to the auction of Companhia Energética de Alagoas, it is suspended due to a judicial decision in the scope of the 2nd Federal Civil Court of the Judiciary Section of Piauí.

The Company will keep the market informed on a timely basis.

Rio de Janeiro, July 18, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.